Filed Pursuant to Rule 433

Registration No. 333-213160

September 8, 2016

GATX Corporation

PRICING TERM SHEET

September 8, 2016

Issuer:	GATX Corporation

Security:	3.250% Senior Notes due 2026

Size:	$350,000,000

Maturity Date:	September 15, 2026

Coupon:	3.250%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2017

Benchmark Treasury:	UST 1.500% due August 15, 2026

Benchmark Treasury Price and Yield:	98-31+; 1.611%

Spread to Benchmark Treasury:	+172 bps

Yield to Maturity:	3.331%

Price to Investors:	99.315%

Redemption:	At any time prior to June 15, 2026, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 30 basis points; and on or after June 15, 2026, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Pricing Date:	September 8, 2016

Expected Settlement Date:	September 13, 2016 (T+3)

CUSIP/ISIN:	361448AY9 / US361448AY97

Expected Ratings*:	Baa2 / BBB (Stable / Stable) (Moody’s / S&P)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Senior Co-Manager:	Mizuho Securities USA Inc.

Co-Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc. Loop Capital Markets LLC PNC Capital Markets LLC The Williams Capital Group, L.P. BNY Mellon Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.